SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X              Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Results of 2010 General Meeting.

PRANA BIOTECHNOLOGY LIMITED
(ASX: PBT)

RESULTS OF 2010 GENERAL MEETING

Tuesday 17th August 2010

The Company wishes to advise that all resolutions contained in the Notice of Meeting were unanimously carried on a show of hands.

In accordance with Section 251AA of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at the General Meeting held today at 11.00am.

	Resolutions	For	Against	Abstain	Proxy Discretion*	Total

1	Share Placement	26,430,450	698,533	25,417,888	3,603,861	56,150,732

2	Approval for Directors to participate in Placement	26,191,021	1,366,383	25,417,888	3,175,440	56,150,732

3	Ratification of prior issue of shares to Quintiles Pty Ltd	52,295,759	667,533	12,000	3,175,440	56,150,732

* The Chairman voted undirected proxy’s in his control in favour of all resolutions.

On behalf of the Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

Suite 2, 1233 High Street Armadale Victoria Australia 3143	Page 1 of 1	Telephone: 61 3 9824 8166 Facsimile: 61 3 9824 8161

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By /s/	Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: August 18, 2010